EDWARDS ANGELL PALMER & DODGE LLP

350 East Las Olas Boulevard, Suite 1150

Fort Lauderdale, Florida 33301

June 22, 2006

Mr. Derek Swanson

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	eDiets.com, Inc. Proxy Statement, File No. 000-30559 Filed May 24, 2006

Dear Mr. Swanson:

On behalf of eDiets.com, Inc. (the “Company”), we are providing the staff with this letter responding to the comments that you provided to me during our telephone conversation on this date.

As requested by the staff, we have included a summary of the Company’s merger agreement with Nutrio.com, Inc. which will appear on page 3 of the proxy statement under the caption “Private Placement.” For the staff’s review, a copy of such disclosure is attached hereto.

In response to the staff’s question whether the applicable Nasdaq rules requires the integration of the two securities issuances by the Company pursuant to its agreement with Prides Capital Fund I, L.P. (“Prides Capital”), please be advised that we discussed this matter on several occasions with David Compton, a representative of Nasdaq. For your information, Mr. Compton’s telephone number is 301.978.8026. Based on our telephone conversations with Mr. Compton, Nasdaq does not require the two stock issuances to be integrated. Therefore, the Company was not required to obtain shareholder approval prior to issuing securities to Prides Capital in the first closing.

I trust that this letter is responsive to the staff’s concerns regarding the Company’s proxy statement. If the staff has any additional comments or requires further information, please do not hesitate to contact the undersigned at 954.667.6129.

Sincerely,

/s/ Leslie J. Croland

Leslie J. Croland, P.A.

Attachment

ATTACHMENT

The Company utilized proceeds from the First Closing to acquire Nutrio.com, Inc. (“Nutrio”), a leading provider of interactive private-label nutrition, fitness and wellness programs. On May 15, 2006, the Company entered into an Agreement and Plan of Merger with Nutrio (the “Merger”). The total consideration paid to stockholders and option-holders of Nutrio in consideration for the Merger was (a) $8,500,000 ($250,000 of which will be held in escrow to satisfy indemnification claims under the Merger Agreement) and (b) $2,500,000 in potential earn out payments depending on Nutrio’s financial performance during calendar years 2006 and 2007. The amount of Merger consideration is also subject to a positive or negative working capital adjustment to the extent that Nutrio’s working capital at closing exceeds or is less than $220,000. On May 18, 2006, the Merger was completed.